

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Rene Ronald Soullier
President
Exotacar, Inc.
1001 Bayhill Drive
Suite 200
San Bruno, CA 94066

June 4, 2008

Re: **Exotacar, Inc.**
                Item 4.01 Form 8-K
                Filed May 19, 2008
                File No. 0-52843

Dear Mr. Soullier:

We issued comments to you on the above captioned filings on May 23, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 9, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 9, 2008, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may reach me at (202) 551-3364 if you have questions regarding comments on the related matters.

Sincerely,

Michael Henderson
Staff Accountant